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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                            SMARTFLEX SYSTEMS, INC.
                           (Name of Subject Company)
                            ------------------------
                     SATURN ELECTRONICS & ENGINEERING, INC.
                             SSI ACQUISITION CORP.
                             WALLACE K. TSUHA, JR.
                                   (Bidders)
                            ------------------------
                         COMMON STOCK, $.0025 PAR VALUE
                         (Title of Class of Securities)
                                  83169K 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------
                           MR. WALLACE K. TSUHA, JR.
                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 REX BOULEVARD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 853-5724

           (Name, Address And Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                            ------------------------

                           CALCULATION OF FILING FEE


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    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
          $70,643,517                                    $14,128.70
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

 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,493,994 shares of common stock, $.0025 par value, of the Company (the "Shares"), at a price per Share of $10.50 in cash. Such number of shares represents all the Shares outstanding as of July 6, 1999. The amount also includes the amount paid to holders of Company stock options in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,128.70
Filing Party: SSI Acquisition Corp.
Form or Registration No.: Schedule 14D-1 and Schedule 13D
Date Filed: July 13, 1999

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     This Amendment No. 3 to Schedule 14D-1 relates to a tender offer by SSI
Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent"), to purchase all outstanding shares of common stock, $.0025 par value per share (the "Shares"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $10.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 14, 1999. The purpose of this Amendment No. 3 is to update Item 16 -- "Certain Legal Matters" of the Offer to Purchase by adding the following:



     "On July 27, 1999, the Parent and the Purchaser were notified that they had been granted early termination of the waiting period under the HSR Act applicable to the Offer."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 1999


                                          SATURN ELECTRONICS & ENGINEERING, INC.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          SSI ACQUISITION CORP.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          /s/ WALLACE K. TSUHA JR.

                                          --------------------------------------
                                          Wallace K. Tsuha Jr.